Occidental Petroleum Corporation	Greenway Plaza, Suite 110, Houston, Texas 77046-0521 P.O. Box 27570, Houston, Texas 77227-7570 713.215.7000

Via Edgar and Email

June 30, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:    H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:    Occidental Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-09210
Dear Mr. Schwall:

We are responding to your comment letter dated June 21, 2017 related to our Form 10-K for the Fiscal Year Ended December 31, 2016 and our Form 8-K filed February 9, 2017. For ease of reference, we have repeated the Staff’s comments in bolded text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Business Review, page 15

Proved Undeveloped Reserves, page 18

1.
Revise to provide disclosure that quantifies the factors cited as the cause of changes to your proved undeveloped reserves (“PUDs”). For example, you cite additions to your PUDs from Permian Basin improved recovery and purchases, but do not quantify the impact of each item. Refer to Item 1203(b) of Regulation S-K.

Response to Comment 1:

We acknowledge the Staff’s comment. We propose that in any future filings in which we disclose material changes in our proved undeveloped reserves, we will expand our disclosure to quantify the factors that contributed to such changes in our proved undeveloped reserves. In reports going forward, we propose to revise any such disclosure in a manner similar to the following:

“In 2016, Occidental had proved undeveloped reserve additions of 195 million BOE from Permian Basin improved recovery of 112 million BOE and purchases of 83 million BOE.”

Occidental Petroleum Corporation

2.
We note that you converted approximately 14% and 13% of your PUDs during the fiscal years ended December 31, 2016 and 2015, respectively. Tell us how your plan to commit capital to your highest return projects will affect your ability to drill PUDs with less attractive returns in a timely manner. Refer to Rule 4-10(a)(31) of Regulation S-X.

Response to Comment 2:

We acknowledge the Staff’s comment and advise that we comply with the requirements of Rule 4-10(a)(31) of Regulation S-X by removing any PUDs that remain undeveloped after five years from initial disclosure and limit PUDs recognition to a five-year development window unless PUDs are tied to approved long-term development projects. We plan to develop all of our PUDs in a timely manner in accordance with Rule 4-10(a)(31) of Regulation S-X.

In 2016, we continued the plan to streamline our asset portfolio by exiting non-core areas and focusing our development in the Permian Basin on higher-return projects. Our highest return projects and our most active development areas are located in the Permian Basin, which represents 75 percent of the total year-end PUDs. We plan to spend over $7 billion, which is 76 percent of total estimated future oil and gas development costs, over the next five years to develop our PUDs locations in the Permian Basin. The remaining PUDs are associated with approved long-term international development projects.

Industry Outlook, page 19

3.
Disclosure in your annual report identifies factors that “make it impossible to predict the future direction of oil, NGLs, and domestic gas prices reliably.” However, it appears that you could provide additional information to promote an understanding of the reasonably likely effect of material trends and uncertainties, including with regard to commodity prices. For example, remarks attributed to management during your earnings call on February 9, 2017 include statements that you anticipate oil prices rising moderately through the year and that your planned capital spending anticipate oil prices remaining approximately as reflected in the futures markets. In providing revised disclosure, consider the financial and non-financial information available to management and whether this type of information should be disclosed. Refer to Item 303(a) of Regulation S-K and section III of SEC Release 33-8350.

Response to Comment 3:

We acknowledge the Staff’s comment. We propose to revise our disclosure in future filings to provide additional information to promote an understanding of the reasonably likely effect of commodity price trends on our plans. We propose to revise our disclosure in a manner similar to the following, to be modified as appropriate based on prevailing market conditions and expectations:

Occidental Petroleum Corporation

“These and other factors make it difficult to predict the future direction of oil, NGLs and domestic gas prices reliably, however for purposes of our current capital plan, we have anticipated oil prices to remain approximately as reflected in the futures market, with oil prices expected to rise moderately through 2017.”

Critical Accounting Policies and Estimates, page 32

Oil and Gas Properties, page 33

4.
You have identified a number of material assumptions used in your impairment test including estimates of future product prices and future operating and development costs. In addition, you state that factors such as prolonged low or further declines in commodity prices could result in additional impairments. Revise your disclosure to explain how key assumptions used in your impairment test are determined, including your basis for estimating future product prices. Include information that provides insight into the uncertainty associated with key assumptions and address the degree to which your future cash flows can change significantly over time. Refer to section V of SEC Release No. 33-8350.

Response to Comment 4:

We acknowledge the Staff’s comment. We propose to expand our disclosure in future filings to address how key assumptions in our impairment tests are determined and how we estimate future product prices. We propose to revise our future disclosure in a manner similar to the following, to be modified as appropriate:

“For impairment testing, Occidental used observable forward strip prices for oil and natural gas in the period the impairment was identified, unless prices were contractually fixed. Future operating and development costs were estimated using the current cost environment applied to expectations of future operating and development activities to develop and produce oil and gas reserves. Market prices for crude oil, natural gas and NGLs have been volatile and may continue to be volatile in the future. Current market fundamentals indicate improved prices for crude oil, natural gas and NGLs in 2017; however, changes in global supply and demand, transportation capacity, currency exchange rates, and applicable laws and regulations, and the effect of changes in these variables on market perceptions could impact current forecasts. Future fluctuations in commodity prices could result in estimates of future cash flows to vary significantly.”

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 46

Impairments and Related Items, page 49

5.
Revise to describe the assets to which the allowance for doubtful accounts of $541 million recorded during 2016 relates. In addition, provide disclosure regarding the methodology used to estimate an allowance when trade receivables are deemed uncollectible. Refer to FASB ASC 310-10-50-2 and 50-14.

Occidental Petroleum Corporation

Response to Comment 5:

We acknowledge the Staff’s comment.

For clarification, the allowance for doubtful accounts of $541 million is not associated with trade receivables. Please reference page 40 for the allowance for doubtful accounts for trade receivables which was $16 million in 2016 and $17 million in 2015.

The allowance for doubtful accounts of $541 million was against a long term receivable related to Maxus-indemnified sites. The Company recorded a reserve against this receivable due to the uncertainty of collection as a result of the Maxus bankruptcy.

We propose to revise our disclosure in future filings to include the following:

“The allowance for doubtful accounts recorded during 2016 includes a reserve against the long-term receivable related to the Maxus-indemnified sites described in Note 8, Environmental Liabilities and Expenditures. Occidental recorded a reserve against this receivable due to the uncertainty of collection as a result of the Maxus bankruptcy. We are vigorously pursuing Maxus’ current and former parent companies, including YPF S.A. and Repsol, as the alter egos of Maxus to recover all indemnified costs.”

Note 8. Environmental Liabilities and Expenditures, page 59

Environmental Remediation, page 59

6.
We note that you accrued for a reserve relating to your estimated allocable share of remedial activities associated with the proposed clean-up plan for a portion of the Lower Passaic River and that you continue to evaluate the costs to be incurred to comply with the required remedial actions. Revise to disclose the total amount accrued for this site and the reasonably possible additional loss or explain to us why this type of disclosure is not necessary. As part of your revised disclosure, address whether the estimates associated with the accrued loss is gross or net of any recoveries for costs indemnified by Maxus Energy Corporation (“Maxus”). Refer to FASB ASC 410-30-50-10d. Also address other individual Maxus-indemnified sites to a degree they are relevant to an understanding of your financial position, cash flows, or results of operations.

Response to Comment 6:

We acknowledge the Staff’s comment. With respect to the Staff’s comment regarding whether the accrued loss is gross or net of any recoveries for indemnified costs, we advise that, in accordance with FASB ASC 410-30-35-8, the estimated environmental reserve recorded for the Lower Passaic River does not consider any recoveries from Maxus. We propose to expand our disclosure in future filings to state that our estimated environmental reserves do not consider any recoveries for indemnified costs.

With respect to your request to either revise our disclosure or explain why it is unnecessary regarding the total amount accrued for the site and the reasonably possible additional loss, we reviewed the disclosure requirements for environmental reserves in preparing our Form 10-K disclosures and believe that we are in compliance with FASB ASC 410-30, Environmental Obligations. We note that the disclosures by individual site discussed in FASB ASC 410-30-50-

Occidental Petroleum Corporation

10(d) are encouraged but not required disclosures. We believe that disclosure of the aggregated environmental accrual provides the information necessary for an understanding of our financial position, cash flows and results of operations related to environmental liabilities.

The amount of the accrual for the Lower Passaic River is included in the aggregate for NPL sites in Note 8 on page 60 of the 2016 Form 10-K. In addition, we disclosed that three sites, including the Diamond Alkali Superfund site, accounted for 95% of the accrual related to NPL sites.
With respect to the Staff’s comments regarding other Maxus-indemnified sites, our aggregated environmental accrual does include 26 Maxus-indemnified sites. We do not believe that specific disclosures regarding those sites is necessary for an understanding of our financial position, cash flows, or results of operations.

Form 8-K filed February 9, 2017

Exhibit 99.1

7.
Revise your presentation of the non-GAAP measure “Core earnings per share” to provide a reconciliation to GAAP-basis earnings per share. With your response, describe your approach for dilutive shares in your computation when the GAAP and non-GAAP measures do not both result in income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliant and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response to Comment 7:

We acknowledge the Staff’s comment. We calculate the non-GAAP measure “Core earnings per share” as after-tax core earnings (loss) divided by average basic and dilutive shares outstanding used to calculate GAAP-basis reported earnings per share. The difference of average basic and diluted shares outstanding for non-GAAP measure core income (loss) compared to average basic and dilutive shares outstanding for GAAP-basis earnings (loss) is immaterial and does not impact the resulting Core earnings per share. We propose that in any future filings or releases presenting the non-GAAP measure Core earnings per share, we will revise our disclosure to provide a reconciliation of the non-GAAP measure “Core earnings per share” to GAAP-basis earnings per share and disclose the method of how Core earnings per share is calculated.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (713) 215-7011.

Very truly yours,

/S/ Cedric W. Burgher
_____________________________________________________
Cedric W. Burgher
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation